Mail Stop 6010

December 5, 2006

By U.S. Mail and Facsimile to (585) 724-1606

Mr. Robert H. Brust
Chief Financial Officer
Eastman Kodak Company
343 State Street
Rochester, New York 14650

      RE: Eastman Kodak Company
                Form 10-K for the fiscal year ended December 31, 2005
                File No. 001-00087

Dear Mr. Brust,

We have reviewed your letter dated November 21, 2006 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

General

1.   We note the representation in your November 21, 2006, response, that, to the best of your knowledge, understanding and belief, none of the products, technology or services that your foreign subsidiaries provide into Iran, Syria or Sudan were designed or intended for military applications. Please clarify for us whether, to the best of your knowledge, understanding and belief, any of the products, technology or services provided into those countries by your foreign subsidiaries have military application(s). Please describe possible military uses of which you are aware; advise us whether, to the best of your knowledge, understanding or belief, the referenced products, technology or services have been put to military use by any of the referenced countries; and discuss any specific military use by any of the referenced countries of which you are aware.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                                Sincerely,

                                                Angela Crane
                                                Branch Chief